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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
AUG 31 2021
Washington, DC

SEC FILE NUMBER
8-45158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2020 (MM/DD/YY) AND ENDING June 30, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sutter Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Venture, Suite 395
(No. and Street)

Irvine	CA	92618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Moore, 949-295-1580
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian Anson, CPA
(Name – *if individual, state last, first, middle name*)

18455 Burbank Blvd. #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Keith Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sutter Securities, Inc., as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange)

On August 26, 2021 before me, John Hong, Notary Public
(insert name and title of the officer)

personally appeared Keith Moore,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

John Junghoon Hong
COMM # 2275001
NOTARY PUBLIC—CALIFORNIA
Los Angeles COUNTY
MY COMM. EXPIRES 01/12/2023

Signature ____________________ **(Seal)**

Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Consolidated Statement of Financial Condition	2
Consolidated Statement of Income (Loss)	3
Consolidated Statement of Changes in Stockholders' Equity	4
Consolidated Statement of Cash Flows	5
Notes to Consolidated Financial Statements	6–9
Supplemental Information:	10
Schedule I:	
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934	11
Schedule II:	
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEA Rule 15c3-3	12
Schedule III:	
Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3	12
Review Report of Independent Registered Public Accounting Firm	13
Rule SEA 15c3-3 Exemption Report	14

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of Sutter Securities Inc.

Opinion on the Financial Statements

I have audited the accompanying consolidated statement of financial condition of Sutter Securities Inc. as of June 30, 2021, the related consolidated statements of income, consolidated changes in stockholders' equity, and consolidated statement of cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Sutter Securities Inc. as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sutter Securities Inc.'s management. My responsibility is to express an opinion on Sutter Securities Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Sutter Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Sutter Securities Inc.'s financial statements. The Supplemental Information is the responsibility of the Sutter Securities Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Sutter Securities Inc.'s auditor since 2020.

Tarzana, California

August 25, 2021

SUTTER SECURITIES, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2021

ASSETS

Cash		441,584
Clearing Deposit		100,000
Due from clearing brokers and dealers		957,075
Due from Related Parties		815,497
Prepaid expenses and other assets		77,015
Total assets	$	2,391,172

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	976,411
Total liabilities		976,411
Stockholders' equity:		
Common stock, no par value; 3,500,000 shares authorized; 3,153,591 shares issued and outstanding		588,846
Retained earnings		825,915
Total stockholders' equity		1,414,761
Total liabilities and stockholders' equity	$	2,391,172

See Accompanying Notes to the Financial Statements

SUTTER SECURITIES, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED JUNE 30, 2021

Commissions		6,114,079
Investment banking and consulting fees		1,485,292
Realized gain on securities owned		1,659
Interest and dividend income		235
Total revenues		7,601,265
Expenses:		
Employee compensation, commissions, and benefits		6,643,294
Occupancy		40,250
Communications and market information services		19,209
Clearing fees		89,152
Professional fees		96,682
Regulatory fees		68,642
Insurance expenses		10,336
Office supplies and expenses		51,792
Other		21,471
Total expenses		7,040,828
Income before income tax and PPP Loan Forgiveness		560,437
Income tax expense		185,597
PPP Loan Forgiveness		102,800
Net Income	$	477,638

See Accompanying Notes to the Financial Statements

SUTTER SECURITIES, INC.
:ONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUIT
JUNE 30, 2021

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balance, July 1, 2020	3,153,591	$588,846	$ 348,277	$ 937,123
Net Income	-	-	477,638	477,638
Balance, June 30, 2021	3,153,591	$588,846	$ 825,915	$ 1,414,761

See Accompanying Notes to the Financial Statements

SUTTER SECURITIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
JUNE 30, 2021

Cash flows from operating activities:		
Net Income	$	477,638
Adjustments to reconcile net income to net cash provided by operating activities:		
Small Business Administration Loan		(102,800)
Changes in operating assets and liabilities:		
Clearing Deposit		(50,000)
Due from to clearing brokers and dealers		(333,651)
Due from related parties		(703,497)
Prepaid expenses and other assets		(70,568)
Accounts payable and accrued expenses		922,416
Net cash provided by operating activities		139,537
Cash flows from financing activities:		
Net cash used in financing activities		-
Net increase in cash		139,537
Cash, beginning of year		302,047
Cash, end of year	$	441,584
Cash paid for		
Interest	$	-
Taxes	$	800

See Accompanying Notes to the Financial Statements

Note 1 – Organization and Nature of Business

Sutter Securities, Inc. (the "Company"), was incorporated in the State of California on July 22, 1996 and commenced operations on December 8, 1992, and is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Agency ("FINRA") as a broker-dealer. The Company specializes in enhancing the value of emerging growth companies through capital raising, capital structuring, mergers and acquisitions advisory services, and trading.

Note 2 – Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ASC 606 Revenue Recognition

Performance Obligations

Pursuant to ASC 606, revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customer. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers as reported on the FINRA Form "Supplemental Statement of Income (SSOI)":

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Fees Earned: This includes fees earned from affiliated entities; investment banking fees, mergers and acquisitions advisory services; account supervision and investment advisory fees.

Capital Gains (Losses) on Firm Investments. This includes net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Consolidation Policy

The consolidated financial statements include the results of operations, account balances and cash flows of the Company and its wholly-owned subsidiary, Sutter Securities Financial Services, Inc. All material inter-company balances have been eliminated.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at June 30, 2021.

Note 4 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party. No customers accounted for more than 10% of the Company's revenue for the year ended June 30, 2021.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum net capital requirement is the greater of 6 2/3rds of aggregated indebtedness or $250,000. The Company's minimum net capital is calculated as $250,000. At June 30, 2021, the Company had net capital of $522,249 which was $272,249 in excess of its required minimum net capital requirement of $250,000. The Company's net capital ratio was 1.11 to 1.

Note 6 – Income Taxes

The Company is included in the consolidated tax returns filed by its parent. The Company accrues a current tax provision as a stand-alone entity for purpose of GAAP and Federal Securities regulations. All calculated income taxes calculated in the consolidated tax returns are paid at the parent level.

For the year ended June 30, 2021, the components of the Company's estimated income tax expense are as follows:

State Income Taxes (California)	$	58,630
Federal Income Tax		126,967
	$	185,597

Deferred taxes are not recorded as the Company deems them immaterial.

The Company adopted the standards for Accounting for Uncertainty in Income Taxes (income, sales, use and payroll), which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of June 30, 2021, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal and California state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

Note 7 – Exemption from the SEC Rule 15c3-3

Sutter Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 8 – Clearing Relationship

The Company has entered into a clearing agreement with Pershing, LLC, a BNY Securities Group Co., who carries the accounts of the customers of the Company. The Company has deposited $100,000 with its clearing firm as security for its transactions with them which is the balance at June 30, 2021.

Note 9 - Litigation

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. The Company believes, to the extent not previously recorded, that there are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position. to this matter.

Note 10 – Operating Lease Commitments

The Company's office lease expense totaled $40,250 for the year ended June 30, 2021. The Company signed a twelve (12) month lease for office space in Boca Raton, FL in June, 2021. The total commitment under the Company's Boca Raton office lease is $33,825. In February 2016, FASB Issued ASU 2016-02 (842) on leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date with the exception of short-term leases. ASU 2016-02 (842) is effective for annual an interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement due to the fact that the lease expires in less than one year.

Note 11 – Related Parties

From time to time during the year, the Company advanced monies to affiliated companies, including Sutter Securities Group, Inc. (SSG), its parent company and Boustead & Company Limited, (BCL), a FINRA registered broker-dealer under common ownership with the Company. The advances carry no interest and are repayable at any time. As of June 30, 2021, the Company had advanced SSG $735,497 and BCL $80,000.

Note 12 – Paycheck Protection Program Loan

On April 23, 2020, the Company was granted a loan in the aggregate amount of $102,800 pursuant to the Paycheck Protection Program (PPP Loan) under the recently enacted Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") administered by the U.S. Small annum and is subject to the terms and conditions applicable to loans administered by the U.S. Small Business Administration under the CARES Act. In June 2021, the PPP Loan was forgiven.

Note 13 – Subsequent Events

Management is currently evaluating the impact of Covid-19 on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the fair value of the Company's investments and results of operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The management has reviewed the results of operations for the period of time from its year end June 30, 2021 through August 25, 2021 the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.

Supplemental Information

SUTTER SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
OF THE SECURITIES EXCHANGE ACT OF 1934

Net capital:		
Total stockholders' equity, June 30, 2021	$	1,414,761
Nonallowable assets and other charges:		
Due from Related Party		815,497
Prepaid expenses and other assets		77,015
Total Nonallowable assets and other charges:		892,512
Net capital before haircuts		522,249
Haircuts:		-
Net capital		522,249
Minimum net capital requirement - the greater of $250,000 or 6.67% of aggregate indebtedness		250,000
Excess net capital	$	272,249
Total aggregate indebtedness	$	976,411
Ratio of aggregate indebtedness to net capital		1.11 to 1

The differences between the computation of net capital presented above and the computations of net capital of the Company's unaudited Form X-17A-5, Part II-A filing as of June 30, 2021 are the accrual of income taxes in the amount of $185,597.

Schedule II

Computation for Determination of Reserve Requirements

Pursuant to SEC Rule 15c3-3

As of June 30, 2021

A computation of reserve requirement is not applicable to Sutter Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Schedule III

Information Relating to Possession or Control Requirements

Pursuant to SEC Rule 15c3-3

As of June 30, 2021

Information relating to possession or control requirements is not applicable to Sutter Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Sutter Securities Inc.
Irvine, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Sutter Securities Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sutter Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Sutter Securities Inc., stated that Sutter Securities Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Sutter Securities Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Sutter Securities Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 25, 2021

Sutter Securities, Inc.
6 Venture, Suite 395
Irvine, CA 92618

Assertions Regarding Exemption Provisions

We, as members of management of Sutter Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended June 30, 2021.

Sutter Securities, Inc.

By:

____

Keith Moore, CEO

August 25, 2021